UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

November 22, 2006

Commission File Number: 001-10110

Banco Bilbao Vizcaya Argentaria, S.A. ———————————————————————————————————
(Translation of registrant’s name into English)

Kingdom of Spain ———————————————————————————————————
(Jurisdiction of incorporation or organization)

Plaza San Nicolás 4 48005 - BILBAO (SPAIN)
——————————————————————————————————— (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: [x] Form 20-F [ ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: [ ] Yes [x] No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

Banco Bilbao Vizcaya Argentaria, S.A. (BBVA), pursuant to the provisions of article 82 of the Spanish Securities Market Act, proceeds by means of the present document to notify the following:

                               SIGNIFICANT EVENT

BBVA has reached today an agreement with the Chinese banking group CITIC
Group, to develop a strategic alliance in the Chinese market.

Further to this agreement BBVA:

A)      Shall acquire a stake of 5% in “China Citic Bank” (“CNCB”), as well as a call option to acquire up to 9.9% of its sharecapital. The price for such initial participation is of approximately €501 million. The agreement also covers the development of cooperation in the areas of retail and corporate banking.

Through this transaction, which full effect is conditional upon the obtainance of the corresponding approvals and registers, BBVA shall become the strategic partner of CNCB.

B)       Shall acquire a stake of 15% in the banking entity “Citic
International Finance Holdings” (“CIFH”) who develops its activity in Hong
Kong and is quoted in the Hong Kong Stock Exchange. A percentage of approximately 12% shall be acquired through a subscription of new share issued by CIFH (an agreement with CIFH has also been reached thereon), and the remaining 3% will be acquired directly from CITIC Group.

The price for such participation is of approximately €488 million. This transaction´s full effect is conditional upon the obtainance of the corresponding approvals and registers.

A press release on the transaction, which will be disclosed to the media, is attached.

Today, at 11:00 a.m. (Madrid time) the transactions shall be presented to analysts and investors. There will be a live webcast of the presentation which may be accessed from BBVA´s corporate site (www.bbva.com) and which will be available for replay at BBVA´s corporate web during at least the following month.

                          PRESS RELEASE (annex)

         A unique strategic alliance in the Asian financial market

BBVA enters mainland China and Hong Kong as the strategic partner of CITIC
Group

BBVA is making a decisive move in its Asia Plan, joining the other big international groups in the Chinese market through an agreement with the third largest joint-stock commercial bank in the country

Ø       The BBVA Group is announcing an investment of €989m, the biggest outlay by a Spanish company in mainland China and Hong Kong so far

Ø       BBVA will acquire 5% of China CITIC Bank (CNCB) for €501m with an option to increase to 9.9%

Ø       It will also purchase a 15% stake in CITIC International Financial
Holdings (CIFH) for €488m and could increase this in the coming months

Ø       The alliance between BBVA and CITIC covers the development of retail and corporate banking in mainland China and Hong Kong, one of the fastest growing markets in the world, via CNCB and/or CIFH

Ø       BBVA and CIFH (CITIC Group’s international arm) will conduct corporate banking, investment banking and treasury business across the Asia region

Ø       BBVA will have one director on CNCB’s board and two on CIFH’s

Ø       CNCB, whose head office is in Beijing, has assets of €62.2 billion,
13,485 employees (as of June 2006) and 416 branches, distributed throughout mainland China

Ø       CIFH, whose headquarters are in Hong Kong, has assets of €9.3 billion,
1,711 staff and 38 branches

BBVA and CITIC Group signed today a strategic alliance to develop a leading financial group in Asia. Through an innovative co-operation agreement, BBVA and CITIC Group will become strategic partners in the development of retail-
and wholesale banking. This platform will benefit from considerable strength and synergy in tackling the growing market for financial services in Asia and specifically, in mainland China. The agreement includes the acquisition by
BBVA of 5% of China CITIC Bank (CNCB), whose head office is in Beijing, for
€501m and 15% of CITIC International Financial Holdings (CIFH), in Hong Kong,
for €488m. The total investment at this initial stage will be €989m. The combined assets of CNCB and CIFH come to €71.5billion. Together they have more than 15,000 staff and 454 branches throughout mainland China and Hong Kong.

The alliance signed today is subject to approval by the authorities. It represents an important step in BBVA's strategy in the mainland China and
Asian markets, which are the most dynamic in the world and where financial services are growing faster than anywhere else.

The agreement is part of the BBVA’s expansion plan in Asia, announced by the
Group's chairman and CEO Francisco González in February 2005. This plan has become an important part of the Group's strategy of becoming one of the top banking groups worldwide.

At the same time, the agreement is important for the CITIC Group, ensuring success in realising its vision to build a leading international banking franchise through the backing of an important global partner.

The alliance signals the simultaneous entry of BBVA in mainland China and Hong
Kong, via CNCB and CIFH, respectively. These are CITIC Group’s two banking franchises. BBVA will enter the alliance as the strategic investor and with an extensive programme of co-operation in various financial areas that are growing strongly.

In mainland China, CNCB and BBVA will co-operate via a significant platform, drawing on the strengths of both groups and developing products and services in banking and finance for private individuals and Chinese companies.

CNCB is the third biggest joint stock commercial bank in mainland China (and seventh by assets if the four large state-owned banks are included). It has an extensive presence throughout mainland China. According to today's announcement, the latter is opening the door to BBVA as its strategic investor. The Spanish bank will acquire a 5% stake worth €501m with an option to acquire a further 4.9%. CNCB has total assets of €62.2 billion, 13,485 employees and 416 branches.

Moreover, BBVA and CITIC Group will develop a growth strategy for the entire
Asia region through CIFH, the international arm of the CITIC Group. This will entail in particular opportunities in the wholesale business (corporate banking, investment banking, treasury business, trade and project finance, etc).

CIFH trades on the Hong Kong Stock Exchange (stock code: 0183) and BBVA will pay €488m for a 15% stake. The agreement also includes the possibility of increasing this in the coming months through further business integration opportunities. CIFH is the 10th biggest bank in Hong Kong in terms of lending.
It has total assets of €9.3 billion, 1,711 employees and 38 branches.

Bank with an outstanding performance in a high growth market

BBVA is entering mainland China and Hong Kong at a time of a considerable economic growth in these markets, and a strong expansion in their financial markets. GDP in China has been growing at around 10% in recent years.

On average, banking system deposits have risen 18.9% per year and lending
14.7%, since 2001. This reflects the country’s economic growth and is part of the liberalization and reform process that is attracting investment from large international financial groups.

The alliance will put BBVA in a highly favourable position to ensure growth in
Asia. It will be doing this with a partner which is one of the biggest financial conglomerates in the country and which has performed extremely well in recent years in terms of business volume, profits and risk management.

In recent years, CNCB has outperformed the banking sector average in lending
(2003-2005 CAGR: 25%) and deposits (2003-2005 CAGR: 29%). Net profit grew to over €300m in 2005, representing a CAGR of 41% from 2003-2005. One its greatest strengths is risk management and it has cut non-performing loans by more than half, from 9% to 4.1%, in the last two years.

In addition, BBVA gains access through CIFH to the Hong Kong financial market
– one of the most sophisticated in the region. This will help it to develop wholesale banking activities in the whole of the Asia region. CIFH plays an important role in CITIC Group’s strategy to establish its brand in international financial services. It has lifted net profit at an average of
24% per year since 2003, to €114m in 2005. Its impaired loan ratio is 2.7%.

About BBVA

BBVA is a multinational financial services group that operates in 32 countries. At September 31, 2006, BBVA had 7,465 branches, 96.369 employees, and total assets of €403 billion (approximately $507 billion). BBVA provides its 35 million customers around the world with a full range of financial services, including commercial and wholesale banking, retail banking services, consumer loans, mortgages, credit cards, securities brokerage, wealth management, pension plan management and insurance. BBVA is one of the top three leading Euro zone banks in terms of return on equity, earnings per share growth and efficiency, and also has a thriving and growing presence in Asia, including offices in full branches in Hong Kong, Singapore y Tokyo, and offices in Beijing, Shanghai, Seoul, Taipei and Sidney.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Banco Bilbao Vizcaya Argentaria, S.A.

Date: 22 November 2006	By:	Javier MALAGON NAVAS
	Name:	Javier MALAGON NAVAS
	Title:	Authorize Representative of BBVA